Filed by Provident Bankshares Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Southern Financial Bancorp, Inc.

Commission File No. 0-22836

Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”).

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This conference call transcript, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger;the ability of Southern Financial to timely complete its acquisition of Essex Bancorp, Inc.; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

The following is a transcript from the conference call presentation, hosted on November 3, 2003, in connection with Provident Bankshares Corporation’s proposed merger with Southern Financial Bancorp, Inc., a Virginia corporation:

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

CORPORATE PARTICIPANTS

Josie Porterfield

Provident Bankshares Corp.—Investor Relations Officer

Gary Geisel

Provident Bankshares Corp.—Chairman and CEO

Kevin Byrnes

Provident Bankshares Corp.—President and COO

Dennis Starliper

Provident Bankshares Corp.—CFO

Georgia Derrico

Southern Financial Bancorp—Chairman and CEO

Rod Porter

Southern Financial Bancorp—President and COO

CONFERENCE CALL PARTICIPANTS

Jeff Davis

FTN Financial Securities

Chris Marinac

FIG Partners

David Freedman

Bear Stearns

Eric Connerly

Boston Partners

Jenniefer Demba

Suntrust

Bryce Rowe

Legg Mason

Sam Sabbagh

Quattro

Jung Park

Geal Analysts

PRESENTATION

Operator

Good morning, and welcome, ladies and gentlemen, to the Provident Bankshares Corp. and Southern Financial Bancorp analyst teleconference. At this time. At this time, I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company, we will open up the conference for questions and answers after the presentation. I will now turn the conference over to Josie Porterfield, Investor Relations Officer. Please go ahead, ma’am.

Josie Porterfield—Provident Bankshares Corp.—Investor Relations Officer

Thank you. Good morning, everyone, and thank you for joining us. Today’s call will be led by Gary Geisel, Provident Bankshare Corporation’s Chairman and Chief Executive Officer. Joining Gary is Kevin Byrnes, our President and Chief Operating Officer; and Dennis Starliper, our Chief Financial Officer. Also joining us from Southern Financial Bancorp are Georgia Derrico [sp], Chairman and Chief Executive Officer; and Rod Porter, President and Chief Operating Officer.

Before turning the call over to Mr. Geisel, I would like to refer you to our web site, www.provbank.com, where you will find the PowerPoint presentation we will be speaking to during this call. Choose the selection for “Corporate Information and Investor Relations,” and then the selection for “Presentation.” In particular, we would like you to look at page 2, where you will find information about the forward-looking statements we will be making and the risk factors associates therewith. You will also find a discussion of these matters in this morning’s merger announcement. A reply of this call will be available for one week at 1-800-428-6051, passcode 311956. A replay of the web cast will be available on our web site until November 30th. Finally, I’ll ask that any members of the press that who are joining us hold their questions for the press sessions that are being scheduled later today. If you would like to schedule

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

an interview, please contact Provident Media Contact Lillian Kilroy at 410-277-2833. And now I’m pleased to turn over the call to Mr. Geisel.

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Thank you, Josie, and good morning, everyone. This is truly an exciting day for Provident Bank and Southern Financial Bank. Let me highlight the transaction we just announced before we proceed. Provident will continue their expansion into the high-growth markets of northern Virginia. It extends Provident’s presence in to the attractive markets of Charlottesville and Richmond. The transaction also combines the Provident retail strength with the business banking expertise of Southern Financial. The transaction will be accretive to GAAP and cash EPS in the first full year of combined operations. And lastly, we have identified achievable and specific cost savings. Those are the highlights.

I’ll discuss the transaction summary and strategic benefits, as well as a brief overview of Southern Financial Bancorp. Dennis Starliper, our CFO, will follow with a summary of the pro forma financial impact, and then we’ll wrap the teleconference up with commentary from Georgia Derrico, CEO of Southern Financial Bancorp.

Under the terms of this $330 million transaction, shareholders of Southern Financial will receive 1.0875 shares of Provident common stock, and 11 dollars and 12-1/2 cents for each Southern Financial share held. The price represents 272 percent of pro forma book value and 19 times 2004 earnings per share, per First Call.

Due diligence has been successfully completed. Georgia Derrico and Rod Porter have agreed to be part of the management transition and I’m also very pleased to announce that they have agreed to serve on our Board. The transaction must be approved by shareholders of both institutions and, of course, it requires regulatory approval. We expect to close the transaction in the second quarter of ‘04.

The specifics of the transaction pricing include the premium to market of 19.4 percent, the price of the last 12 month’s EPS of 22.9 times. Price to estimated EPS is 19.0 times. Price to book, 2.72 times. Price to changeable book, 3.4 times. We see this pricing as very commensurate with comparable mid-Atlantic transactions.

Let me remind everyone of our previously states four key strategies. They are specifically to grow commercial banking market share in the Baltimore/Washington corridor, build market share and expand our branch network into the Washington suburbs, grow core banking business, and lastly to improve our financial fundamentals.

You can see that Southern Financial actually is a fit for every one of our four key strategies. We think the strategic benefits of this merger are obvious. The transaction continues Provident’s expansion of market share in the affluent high-growth markets of northern Virginia. It extends our presence into attractive markets of Charlottesville and Richmond. It adds significant competitive advantage for business banking companies with a powerful integrated suite of on-line banking services. We have a shared philosophy of being very customer-oriented and employee-focused. We also have a unique opportunity achieve cost savings, as it allows Provident to scale back our de novo traditional branch expansion. We truly see this merger as the total is greater than the sum of its parts: the consumer strength of Provident plus the commercial strength of Southern Financial.

Let me talk a little bit about the state of Virginia. Virginia is one of the nation’s best banking markets. The population size puts Virginia 12th in the nation, number 14th in the nation in population growth, 13th in median household income and 11th in household growth.

If you can see this map on our web site, it’s slide number 14, you’ll see lots of red. Red depicts the areas with the highest projected population growth, that is 8 percent or over. And you can see that that’s where Southern Financial branches are located, all in the red part of our map. You look at the branches and the counties, Fairfax City ends up with 3 locations, Fairfax County 15 branch locations,

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Fredericksburg 2, Loudoun County 5, Prince William 4. 79 percent of Southern Financial markets are projected to grow faster than the U.S. average.

Our pro forma loan portfolio becomes very well balanced between consumer and commercial, with 54 percent of the pro forma portfolio in consumer loans and 46 percent in commercial loans. The pro forma deposit mix presents an opportunity to decrease Southern Financial’s reliance on their callable CD portfolio.

Let me now give you a quick overview of Southern Financial Bank. For those of you not familiar with Southern Financial, this was a bank that was founded by our current CEO, Georgia Derrico in 1986. Georgia built this institution into the largest Virginia bank operating in the commonwealth’s most attractive markets. It’s an impressive story. It’s actually an incredible story. They are headquartered in Lorton, Virginia with total assets of $1.5 billion following the acquisition of Essex Bancorp, which is expected to close in the first quarter of ‘04. They have a focus on business banking with an expertise in small business lending. And they also have a unique product offering that includes their ARTS, which is Accounts Receivable Tracking System, and a wedged lockbox system.

Their total loans are $625 million, total deposits $852 million. Back to the loan portfolio, 89 percent of their loan portfolios are commercial, that is CNI or commercial real estate. Non-performing assets are .48 percent of total loans and reserves to total loans is 1.73 percent. Reserves to non-performing assets, a little over 360 percent. That’s the Southern story in a nut shell. Dennis?

Dennis Starliper—Provident Bankshares Corp.—CFO

Thank you, Gary, and good morning, everybody. I’m going to take a few minutes here to discuss pro forma earnings and capital. As you can see from the press release, Provident expects this transaction to be accretive by 2 cents in the first full year of operation. And tangible and regulatory capital, although reduced temporarily, are anticipated to be slightly higher than current levels in that first full year.

Now let’s start with earnings. We expect our cost synergies to be about 7 million, or a reduction in cost of a little over 24 percent versus the Southern Financial annual run rate. This level was derived from a detailed review of pertinent data during the due diligence process. As you may already know though, the Southern Financial is a highly efficient institution with an excellent efficiency ratio in the 40’s. So in this reduction, Southern is contributing 85 percent of the synergies, while Provident is contributing 15. If you do the math there, the contribution expense saves coming from Southern is approximately 20 percent. The reductions at Southern will be realized from lower administration salaries, benefits, and general expenses as well as synergies provided via technology conversions. Provident’s 15 percent contribution is going to be realized by reducing our customary number of branch openings by the locations made redundant by this transaction.

Let’s move onto a discussion of earnings projections and the assumptions that we use to project earnings for the next couple of years. In projecting earnings, we used First Call data for both companies for 2004 to establish the base. Then we grew earnings in 2005 for each of the entities, based upon historical trends. In this case, that would be 8 percent for Provident and 10 percent for Southern Financial. Cost savings were based upon the $7 million in expected synergies and the resulting pace was increased 5 percent annually.

In addition to the Provident shares being issued, $82 million in cash is going to be used to finance this transaction. This will be provided by a combination of preferred stock and debt, which will add about 4.7 in marginal funding costs. With respect to the core deposit intangible, it was assumed at 4 percent and its straight-line amortization was carried out over a 10-year period.

Taking these assumptions into consideration, we expect this transaction to be accretive in the first full year of consolidation by 2 cents, or a little over 1 percent. The closing in the second quarter 2004 reflects only six months of earnings impact resulting from the assumptions.

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Moving onto the impact of this transaction on capital, this transaction provides the opportunity to substantially carry out the execution of our established strategy to replace wholesale assets and liabilities with core components. We’re going to evaluate capital optimization opportunities presented by the combined balance sheets. However, for the interim, we expect to hold assets at closing to a constant level throughout 2005 and we expect to hold our dividend payout ratio at current levels of 40 to 45 percent.

Tangible capital to assets and the leverage ratio will temporarily decline. However, with these actions, the ratios are expected to recover and exceed current levels in the first full year of operation. So as mentioned earlier, from a purely financial point of view, the combined balance sheets offer a wonderful opportunity to optimize capital and conclude the execution of our strategy to reduce wholesale assets and liabilities and improve overall financial fundamentals.

So with that, that concludes my remarks. I’ll now turn this conference over to Georgia Derrico. Georgia?

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

Thank you. Obviously, Southern Financial is very excited about this merger. We look at ourselves, we’re almost 18 years old and we bring our expertise in the small and mid market customers. We also bring energy, enthusiasm and dedication of our employees. And together with Provident’s strong retail growth and community banking, we look forward to growing this institution to be one of the best mid-Atlantic powerhouse banks in the country. Thank you. I’ll turn it back over to Gary.

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Thank you, Georgia, I share your vision. And maybe just a comment about sort of the strategic fit before we open up with questions. As I mentioned, the merger is an especially geographic fit for us. Southern Financial’s network complements our Baltimore heritage of success with a very strong presence in northern Virginia. And if you look at the location map provided on our web site, you see how these offices really complement what we’ve already done in the in-store world in Virginia. Also it’s a solid business fit and as you look at, as Georgia just mentioned, our consumer banking core competency, together with the commercial banking strength of Southern Financial, we see an incredible consumer banking opportunity with Southern Financial. To be more specific, at Southern Financial, consumer loans account for just 1 percent of total loans, while at Provident, consumer loans make up 48 percent of what we call our total core loans. If you look at the transaction side, Southern Financial has 30,000 total transaction accounts, or about 1,000 transaction accounts per branch. If you put to Provident, we average somewhere around 2,600 transaction accounts per branch. So again, you see the opportunity, especially with consumer checking.

I think that concludes our formal remarks. We are now prepared to open the teleconference for questions.

QUESTION AND ANSWER

Operator

Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star one on your pushbutton telephone. If you wish to withdraw your question, please press star two. Your questions will be taken in the order that they are received. Please stand by for your first question. Thank you. Our first question comes from Jeff Davis with FTN Financial Securities. Please state your question.

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Jeff Davis—FTN Financial Securities

Good morning. It looks like you all put together a good strategic fit. Georgia, a couple of questions. First, and probably a lot of folks on the phone are familiar with you all, I am not. A couple of questions: one, why sell now? And then Gary, let me just do the second part on how you intend to operate Southern Financial as part of Provident with regards to integration, merging the charters, data processing and the like.

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Sure, I’ll let Georgia start.

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

Why sell now? One of our directors asked us that this morning. I think the answer is, you sell when you have people that are interested in buying you. We have been growing the franchise. You know, we were quite capable of continuing to grow it. But we had an incredible amount of interest of several institutions and we decided and chose Provident.

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

To answer the second part of the question, I mean Georgia and I have already discussed what the transition advisory committee looks like that includes herself and Rod and Kevin and myself. We look at the combined organization as it’s going to be run and operated pretty similarly from a management structure to what we’re doing at Provident. As Georgia mentioned, I think the consumer part of the franchise, we felt pretty comfortable that we have a lot of value to add there. On the commercial banking side, I think that some of the uniqueness that Southern brings to the table really will be the things that we need to sort of sort through cautiously with Georgia and Rod. We really want to make sure that they have a better mousetrap, as Kevin likes to say it, that if they have a better mousetrap we’re going to incorporate that better mousetrap into our thinking and our thoughts. There won’t be a multi-bank holding company. I mean it will be an integrated part of what we’re doing here at Provident Bank.

Jeff Davis—FTN Financial Securities

OK and are they on the same core processing platforms as Provident?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

They are not.

Jeff Davis—FTN Financial Securities

OK and when will the conversion occur?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

We’re thinking that the legal date will be somewhere around April. And I don’t know that we’ll have the date completely aligned with the legal date but it won’t be any more later than May as a conversion date.

Jeff Davis—FTN Financial Securities

OK and then question for Dennis and I’ll hang up and let others go. Dennis, any major purchase accounting adjustments to Southern’s balance sheet, other than core deposits?

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Dennis Starliper—Provident Bankshares Corp.—CFO

No, you mean fair value?

Jeff Davis—FTN Financial Securities

Yes.

Dennis Starliper—Provident Bankshares Corp.—CFO

No I don’t anticipate anything substantial there, Jeff.

Jeff Davis—FTN Financial Securities

OK and are we getting any margin kicker from taking—it looks like they don’t have a particularly high cost of funds per se, so there’s no margin kicker from marking coupons down on purchase accounting as there are on CD’s and the like.

Dennis Starliper—Provident Bankshares Corp.—CFO

Well like I said, very little.

Jeff Davis—FTN Financial Securities

OK, OK very good. Thank you.

Dennis Starliper—Provident Bankshares Corp.—CFO

Thanks, Jeff.

Operator

Thank you. Our next question comes from Chris Marinac with FIG Partners. Please state your question.

Chris Marinac—FIG Partners

Thanks. Good morning. I have two questions. One, Georgia could you explain what your role would be in terms of the operations of your franchise going forward once the deal is closed?

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

Rod and I will just be on their Board. We will not have any day-to-day involvement in the operations.

Chris Marinac—FIG Partners

OK and then from a standpoint of other folks at the more operational line level out in the field, is there expected to be any additional turnover that you can address up-front?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

I think I’ll speak to that, Chris. I mean Georgia and I have already talked about how important it will be to retain key people in the Southern Financial organization. And we begin that this week with an employee meeting and follow-up calls to their senior management people. So we’re really focused on employee retention and customer retention. Kevin and Georgia have plans to visit with major customers, so both of those things are obviously high priorities for us.

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

And I think one thing that Gary has said up-front is that if any employee of Southern deals with customers, they will maintain their jobs. So that’s an important factor [crosstalk]

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Kevin Byrnes—Provident Bankshares Corp.—President and COO

And can build on that. This is Kevin. There isn’t much overlap at the customer contact level to begin with with our franchise.

Chris Marinac—FIG Partners

Great. That’s helpful. And just one follow up for Dennis. Dennis, why is the intangible only 4 percent and not higher?

Dennis Starliper—Provident Bankshares Corp.—CFO

The ZDI?

Chris Marinac—FIG Partners

Correct.

Dennis Starliper—Provident Bankshares Corp.—CFO

I don’t have the underlying details with me here, but as you may imagine, there’s a good bit of broker deposits in the franchise. And that’s the principal driver.

Chris Marinac—FIG Partners

OK. That’s great. Thanks very much.

Operator

Thank you. Our next question comes from David Freedman with Bear Stearns. Please state your question.

David Freedman—Bear Stearns

Good morning. Two different questions, please. You mentioned that the Essex Bancorp deal, which is still pending, is that a condition of the deal? If that didn’t go through is there something—would there be some changes here? And then you mentioned financing this with preferred and debt. Is that something that you will be placing now in the market or are you going to wait until all the regulatory approvals are in place? Thank you.

Dennis Starliper—Provident Bankshares Corp.—CFO

David, hi. Dennis here. Let’s see. A couple of things here. Your first question dealt with Essex. That is a transaction that is pending and that transaction is closed. It’s conditional upon the sale of certain lines and the securitization of others, all of which is well on schedule and being executed according to plan. Our close, as well with Southern, is conditioned upon that occurring. And there is no reason for us to believe that that will not happen. That is going along as planned.

The second question dealt with the issuance of trust preferred and debt. We will begin the process of lining that up just as soon as we leave the table here. You know, the issue is I want to certainly get our intention to issue trust preferred on the table and clearly established right now in view of the potential for that to go away as an element of tier one capital. So that is something we will be on the horse riding with immediately.

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

David Freedman—Bear Stearns

OK, so that’s something you’ll begin to do now, even while everything else is pending, so we may see that in the market?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

You may.

David Freedman—Bear Stearns

OK, thank you very much. I appreciate that.

Operator

Thank you. Our next question comes from Eric Connerly with Boston Partners. Please state your question.

Eric Connerly—Boston Partners

How much in additional integration expenses will be incurred above the price you’re paying for the stock?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Say that one more time, Eric, I’m not sure I could hear your question.

Eric Connerly—Boston Partners

How much in additional merger expenses will you have: integration expenses, that sort of thing?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Do you have that number in front of you, Dennis?

Dennis Starliper—Provident Bankshares Corp.—CFO

No I don’t. I’m trying to think if you’re asking what are the deal costs?

Eric Connerly—Boston Partners

Well beyond the deal costs, the cost of integrating it, consultants to integrate your back office systems, redesigning, all that kind of stuff.

Man

No I don’t. There are—I can speak to the items. The items are going to be cancellation of contract by the processors that are currently processing for Southern as well as for us. And all together, let me just say it’s not a meaningful number. It’s not a significant number.

Man

Pretty commensurate with other transactions. I’m sorry, none of us had that in front of us, but if you call later on, we’d be glad to give it to you.

Eric Connerly—Boston Partners

And additionally, if you assume sort of an 8 percent cost of capital for Provident, you’ll need to get something around 25 million in net income out of Southern. When would you guess that you will get that $25 million per year run rate from [inaudible]

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Man

After the first full year of operations.

Eric Connerly—Boston Partners

You’re going to have $25 million of net income, almost double your current net income in a year?

Man

I don’t have stand-alone Southern Financial’s earnings going out into the future, I just have them to 2005. So we know that it becomes accretive, David, in year two, in the first full year of operations. But we don’t have an answer to your specific question.

Eric Connerly—Boston Partners

Accretive in an accounting sense but not an economic sense? It’s going to take you a while to earn this 8 percent return on the 330 million.

Man

It will, that’s correct.

Eric Connerly—Boston Partners

Five years? Four years? Ten years?

Man

We can’t answer that question. We believe we made the right decision for our shareholders, both long term and short term. It’s a strategic opportunity for us.

Eric Connerly—Boston Partners

And you’re getting a 5 percent return [inaudible] under your assumption, you’re going to earn a 5 percent return for each of the next two years [crosstalk] 330 million [inaudible]

Man

Again, there’s no revenue projections in anything that we’ve looked at and we feel pretty comfortable with the way we have analyzed this transaction.

Eric Connerly—Boston Partners

OK, thank you.

Man

Thank you.

Man

At least you need to incorporate what Providence history has been in revenue generation in the retail product set: an entire element today that is not in Southern’s pro forma right now.

Eric Connerly—Boston Partners

How long will it take you to double revenue in order to get the net income that you need to earn your cost of capital?

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Man

Obviously, I don’t know the answer to that question.

Eric Connerly—Boston Partners

OK, great. Thank you.

Operator

Thank you. Our next question comes from Jenniefer Demba with Suntrust. Please state your question.

Jenniefer Demba—Suntrust

Good morning. Who will be running the northern Virginia and Richmond and Charlottesville Tidewater area, commercial lending efforts, now that Georgia and Rod are not going to be there, day to day?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

All those specific questions, Jenniefer, haven’t been answered. I mean we would—this is Gary. I mean we would believe, and Georgia and I have talked about the fact that it’s likely that many of the same people that are on board at Southern Financial will continue to operate very similar to the way they’re operating today.

Jenniefer Demba—Suntrust

OK, thank you.

Operator

Thank you. Ladies and gentlemen, as a reminder, should you have a question, please press star one at this time. Thank you, our next question comes from Bryce Rowe with Legg Mason. Please state your question.

Bryce Rowe—Legg Mason

Thanks. Good morning, guys and ladies. Question: you guys mentioned the fact that you will not be opening de novos really at the same pace in some of the same markets of northern Virginia where Southern operates. What are your plans, from a de novo perspective, with Charlottesville, Richmond and even the greater Hampton Roads area markets?

Kevin Byrnes—Provident Bankshares Corp.—President and COO

This is Kevin, Bryce. I think the key is, if you’re on the web site and you look at the map where we show the counties with the most aggressive growth area is 4 to 8 in the red [inaudible] 4 to 8 is red. 8 is red. 8 to 10 is red and 4 to 8 yellow. We would be, I think, targeting those red counties where we don’t have, between even with the combination of our two organizations, we would be looking for the de novo stuff in those counties. That’s the initial reaction to your question. As far as the Tidewater and Richmond, we wanted—we just announced the transaction so we want to have discussions with Georgia and Rod and their management team on those markets. We are not aware of those markets as deeply as they are. And then we’ll see how that goes, those discussions go. So I think it’s too early to really say but again, we’re really focused on the market opportunities, so if you think in those red counties, that’s where we would fill in.

Bryce Rowe—Legg Mason

OK, thank you.

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2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Kevin Byrnes—Provident Bankshares Corp.—President and COO

The in-store will continue on the same pace because we have those relationships. We’ll just keep going with those.

Bryce Rowe—Legg Mason

OK.

Operator

Thank you. Ladies and gentlemen, as a final reminder, should you have a question, please press star one at this time. Thank you, our next question comes from Sam Sabbagh with Quattro. Please state your question.

Sam Sabbagh—Quattro

[unintelligible] I was wondering if you might be able to just give us some background into the history of your discussions and what led you to decide to do the transaction now?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

You want me to start that, Georgia?

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

Yes, why don’t you?

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

We have been—this is Gary Geisel—we have been following the Southern Financial story for about three or four years. And we’ve been impressed with the expansion that they’ve done and especially were impressive the last several years, couple of years where they have moved more to become what I would describe as a northern Virginia franchise, which is the primary focus of our expansion. So I guess sometime in August I called Georgia and we had lunch and I just expressed an interest in talking to her about what she was trying to accomplish and what we were trying to accomplish. And the discussions over the last several weeks led to the conclusion that we announced today. So I think it’s been a pretty exciting partnership, I think from the first time that we got together.

Sam Sabbagh—Quattro

Great, well thank you.

Operator

Thank you. Our next question comes from Jung Park with Geal Analysts. Please state your question.

Jung Park—Geal Analysts

Yes, hi. Can you go over the banking regulatory approvals that this deal would require?

Man

They are the traditional filings that all institutions will have to make. One, we will have to have approval from the state of Maryland, from the Federal Reserve, from the FDIC and the state of Virginia. I think that’s pretty much it.

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[LOGO] Conference Call Transcript

2003 Provident Bankshares Analyst Conference Call

November 3, 2003 10:30 a.m. ET

Jung Park—Geal Analysts

OK great. Thank you.

Josie Porterfield—Provident Bankshares Corp.—Investor Relations Officer

This is Josie. We’ll take just one more question, please.

Operator

Thank you, our last question again comes from Jeff Davis with FTN Financial Securities. Please state your question.

Jeff Davis—FTN Financial Securities

Hey this is a follow-up to Eric and I’m sorry, I was called away so Dennis you may have covered it. Did the increase in Southern Financial’s earnings—it looks like Southern Financial this year is on a run rate to do, it’s done what, 3-1/2 million the last two quarters so 14 million annualized. Is Essex going—and you’ve got 8-1/2 for ‘04, 17 annualized an we step up another 10 percent or so into ‘05 to 18.08. Is Southern—is Essex going to—how much does Essex account for this step up? Georgia, maybe that’s a question for you.

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

In our projections, we were—Essex was adding about a penny a quarter immediately per share.

Jeff Davis—FTN Financial Securities

All right, so 300,000 or thereabouts? Or no, I’m sorry, you’ve got 6 million shares, 60,000 or 250?

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

More than that.

Jeff Davis—FTN Financial Securities

Or 250, OK that’s fine, I can go back to the—I’ll go back to the Call reports. That’s fine.

Georgia Derrico—Southern Financial Bancorp—Chairman and CEO

Yes, I mean our budget was about, for ‘04 was about $2.36 but maybe you can back it out that way.

Jeff Davis—FTN Financial Securities

OK, OK all right. I’ll follow up with you guys on line—off line, thanks.

Gary Geisel—Provident Bankshares Corp.—Chairman and CEO

Thank you. And thank you, everyone, for joining us today. I hope that you are as excited as Georgia and I are about this story and this transaction. Thank you for joining us.

Operator

Ladies and gentlemen, if you wish to access the replay for this call, you may do so by dialing 1-800-428-6051 or 973-709-2089 with an ID number of 311956. This concludes our conference call for today. Thank you all for participating, and have a nice day. All parties may now disconnect.

END

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